Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) for the registration of $1,000,000,000 of its Common Units, Partnership Securities, and Debt Securities and to the incorporation by reference therein of our reports (a) dated November 25, 2008, with respect to the consolidated financial statements and schedule of Inergy, L.P. and Subsidiaries, and the effectiveness of internal control over financial reporting of Inergy, L.P. and Subsidiaries, and (b) dated November 25, 2008, with respect to the balance sheet of Inergy GP, LLC, included in its Annual Report (Form 10-K) for the year ended September 30, 2008, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Kansas City, Missouri

March 13, 2009